United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 31 December 2021

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes Â No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes Â No ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S

• REGISTRATION STATEMENT ON FORM F-3 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-241528);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-211764);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-208566);
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233695); AND
• REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPACIFIC PARTNERS PLC (REGISTRATION NO. 333-233697)
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 16, 2022, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE.

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COCA-COLA EUROPACIFIC PARTNERS

Preliminary unaudited results for the full-year ended 31 December 2021

Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures
Pro forma financial information
Pro forma financial information has been provided in order to illustrate the effects of the acquisition of Coca-Cola Amatil Limited (referred to as CCL pre acquisition, API post acquisition) on the results of operations of CCEP and allow for greater comparability of the results of the combined group between periods. The pro forma financial information has been prepared for illustrative purposes only and because of its nature, addresses a hypothetical situation. It is based on information and assumptions that CCEP believes are reasonable, including assumptions as at 1 January 2021 and 1 January 2020 relating to acquisition accounting provisional fair values of API assets and liabilities which are assumed to be equivalent to those that have been provisionally determined as of the acquisition date and included in the financial statements for the year ended 31 December 2021, on a constant currency basis. The pro forma information also assumes the interest impact of additional debt financing reflecting the actual weighted average interest rate for acquisition financing of c.0.40% for all periods presented. Acquisition costs included in 2020 pro forma financial information are assumed to be equivalent to those incurred in 2021.
The pro forma financial information does not intend to represent what CCEP’s results of operations actually would have been if the acquisition had been completed on the dates indicated, nor does it intend to represent, predict or estimate the results of operations for any future period or financial position at any future date. In addition, it does not reflect ongoing cost savings that CCEP expects to achieve as a result of the acquisition or the costs necessary to achieve these cost savings or synergies. As pro forma information is prepared to illustrate retrospectively the effects of future transactions, there are limitations that are inherent to the nature of pro forma information. As such, had the acquisition taken place on the dates assumed, the actual effects would not necessarily have been the same as those presented in the Pro Forma financial information contained herein.
Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measures.
For purposes of this document, the following terms are defined:
‘‘As reported’’ are results extracted from our condensed consolidated interim financial statements.
‘‘Pro forma’’ includes the results of CCEP and API as if the Acquisition had occurred at the beginning of the period presented, including acquisition accounting adjustments relating to provisional fair values. Pro forma also includes impact of the additional debt financing costs incurred by CCEP in connection with the Acquisition for all periods presented.
"Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, acquisition and integration related costs, inventory fair value step up related to acquisition accounting, the impact of the closure of the GB defined benefit pension scheme, net costs related to European flooding and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.
‘‘Pro forma Comparable’’ is defined as the pro forma results excluding items impacting comparability, as described above.
‘‘Fx-neutral’’ is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Net Debt’’ is defined as the net of cash and cash equivalents and short term investments less borrowings and adjusted for the fair value of hedging instruments related to borrowings and other financial assets/liabilities related to borrowings. We believe that reporting net debt is useful as it reflects a metric used by the Group to assess cash management and leverage.
‘‘ROIC” or “Return on invested capital” is defined as comparable operating profit after tax attributable to shareholders divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short term investments. ROIC is used as a measure of capital efficiency and reflects how well the Group generates comparable operating profit relative to the capital invested in the business.
‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.

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Additionally, within this document, we provide certain forward-looking non-GAAP financial Information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout year.
Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

	FY 2021 Metric[1]	As Reported		Comparable [1]	Change vs 2020			Pro forma Comparable [3]	Change vs 2020
					As Reported	Comparable [1]	Comparable Fx-Neutral [1]		Pro forma Comparable [3]	Pro forma Comparable Fx-Neutral[3]
Total CCEP	Volume (M UC)[2]	2,804		2,804	23.0%	23.5%		3,019	4.5%
	Revenue (€M)	13,763		13,763	30.0%	30.0%	28.0%	14,819	9.5%	7.5%
	Cost of sales (€M)	8,677		8,606	26.5%	26.5%	24.5%	9,222	8.0%	6.0%
	Operating expenses (€M)	3,570		3,385	22.0%	30.0%	28.5%	3,711	6.0%	4.5%
	Operating profit (€M)	1,516		1,772	86.5%	48.5%	46.0%	1,886	26.0%	23.5%
	Profit after taxes (€M)	988		1,302	98.5%	58.5%	56.0%
	Diluted EPS (€)	2.15		2.83	97.0%	57.0%	54.5%
	Revenue per UC (€)			4.83			4.0%	4.83		3.0%
	Cost of sales per UC (€)			3.02			1.0%	3.00		1.5%

	Dividend per share[4] (€)		1.40	Maintained dividend payout ratio of c.50%

Europe	Volume (M UC)[2]	2,379		2,379	4.5%	5.0%		2,379	5.0%
	Revenue (€M)	11,584		11,584	9.0%	9.0%	8.0%	11,584	9.0%	8.0%
	Operating profit (€M)	1,298		1,500	59.5%	25.5%	24.0%	1,500	25.5%	24.0%
	Revenue per UC (€)			4.81			3.5%	4.81		3.5%

API	Volume (M UC)[2]	425		425				640	4.0%
	Revenue (€M)	2,179		2,179				3,235	10.5%	7.0%
	Operating profit (€M)	218		272				386	28.0%	23.5%
	Revenue per UC (€)			4.95				4.88		3.0%

___________________________
Note: All footnotes referred to in this section are included on Page 8.

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FY & Q4 HIGHLIGHTS[1],[3]
Revenue
FY Reported +30.0%; FY Pro forma +7.5%[6]
•Reported growth, in addition to the drivers below, reflects the acquisition of Coca-Cola Amatil (completed 10 May 2021)
•NARTD value share gains across measured channels both in store[7] (+40bps) including sparkling (+30bps) & online[8] (+120bps)
•Delivered more revenue growth for our retail customers than any of our FMCG peers[5]
•Pro forma:
◦comparable volume +4.5%[9] (-5.5% vs FY19) driven by the reopening of Away from Home (AFH) & increased consumer mobility given the easing of restrictions across most of our markets
◦comparable volume by channel: AFH +10.0% (-16.0% vs FY19) reflecting fewer restrictions & recovery of immediate consumption (IC) packs (+20.5%[10] vs FY20; -19.5%[10] vs FY19); Home +1.5% (+2.0% vs FY19) supported by growth of IC & sustained growth in key future consumption packs (e.g. multipack cans +3.5%[10] vs FY20; +18.5%[10] vs FY19)
◦revenue per unit case +3.0%[2],[6] (+1.5%[11] vs FY19) reflecting positive pack & channel mix driven by the improvement in AFH volume & growth in IC packs, alongside favourable price & brand mix

Q4 Reported +50.5%; Q4 Pro forma +8.5%[6]
•Reported growth, in addition to the drivers below, reflects the acquisition of Coca-Cola Amatil
•Pro forma:
◦comparable volume +8.5%[9] (-1.5% vs FY19) driven by solid execution in the Home channel & cycling of soft comparables
◦comparable volume by channel: AFH +23.0% (-9.5% vs FY19); Home +1.5% (+4.0% vs FY19)
◦revenue per unit case +5.5%[2],[6] (+1.5%[11] vs FY19) primarily driven by favourable pack mix & promotional optimisation
•Recent trading impacted by Omicron however restrictions not as severe as PY (pro forma comparable volume Q1 2021 -8.5% vs FY20)

Operating profit
Reported +86.5%; Pro forma comparable +23.5%[6]
•Reported growth, in addition to the drivers below, reflects the acquisition of Coca-Cola Amatil
•Pro forma cost of sales per unit case +1.5%[2],[6] reflecting increased revenue per unit case driving higher concentrate costs, commodity inflation & adverse mix, partially offset by the favourable recovery of fixed manufacturing costs given higher volumes
•Pro forma comparable operating profit of €1,886m, +23.5%[6] reflecting the increased revenue, the benefit of on-going efficiency programmes & our continuous efforts on discretionary spend optimisation
•Comparable diluted EPS of €2.83, +54.5%[6] (reported +97.0%)

Dividend
•FY21 dividend per share of €1.40 (paid December[4]), +64.5% vs last year & +13.0% vs FY19, maintaining annualised dividend payout ratio of approximately 50% (in line with our dividend policy)
•CCEP announces that it will revert to two interim dividends starting in FY22, the first declared with the Q1 trading update (paid in June), the second declared at the Q3 trading update (paid in December). The first interim dividend will be calculated as 40% of the prior year FY dividend, with the second interim dividend being paid with reference to the current year annualised total dividend payout ratio of approximately 50%

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Other
•Reported ROIC 9.2% (pro forma ROIC 8.0%)
•API integration progressing very well; reorienting the portfolio to maximise system value creation to enable greater focus on NARTD, RTD alcohol & Spirits:
◦sale of NARTD own brands to The Coca-Cola Company for A$275m; annualised EBIT impact of ~A$25m
◦progressing previously announced plans to exit production, sale & distribution of Australia beer & apple cider products; minimal EBIT impact
◦these initiatives are expected to substantially complete by the end of the first half
Sustainability
•Europe: closed 2021 at ~53%[12] recycled plastic (rPET) achieving 2023 target 2 years early
•API[13]: announced industry partnerships to build new PET recycling facilities in Australia & Indonesia
•2 manufacturing sites in Spain & Sweden certified carbon neutral. Aiming for at least 8 sites by end of 2023
•Retained on Carbon Disclosures Project’s A Lists for climate change & water security; in Dow Jones Sustainability Indices (Europe & World) for 6 years in a row & MSCI ESG Leaders index

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Fourth-quarter & Full-Year Pro forma Revenue Performance by Geography[1]
All values are unaudited, changes versus equivalent 2020 period

	Fourth-quarter			Full Year
			Fx-Neutral			Fx-Neutral
	€ million	% change	% change	€ million	% change	% change
Great Britain	702	24.0%	16.5%	2,613	18.5%	14.0%
France[15]	454	13.0%	13.0%	1,813	6.0%	6.0%
Germany	608	4.0%	4.0%	2,335	3.0%	3.0%
Iberia[16]	631	22.0%	22.0%	2,495	15.0%	15.0%
Northern Europe[17]	555	6.5%	4.5%	2,328	3.5%	2.0%
Total Europe	2,950	14.0%	12.0%	11,584	9.0%	8.0%
API[13] (Pro forma)[3]	946	4.0%	(1.0)%	3,235	10.5%	7.0%
Total CCEP (Pro forma)[3]	3,896	11.5%	8.5%	14,819	9.5%	7.5%
API
•API reported revenues for Q4 were €946m & for the FY21 were €2,179m
•Q4 volumes reflect supply challenges & adverse weather in Australia, offset by fewer restrictions in Indonesia & a strong start to the summer selling period in New Zealand. FY volumes reflect the continued recovery of the AFH channel in all markets & solid performance in the Home channel.
•Coca-Cola No Sugar outperformed in Australia, gaining +380bps of Q4 value share. Monster continued to grow in all markets.
•FY revenue/UC[18] growth driven by positive pack & brand mix, lower promotions in Australia & underlying favourable price.
France
•FY & Q4 volumes reflect fewer restrictions & cycling soft comparables. Strong rebound in the AFH channel & continued growth in the Home channel led by IC.
•Coca-Cola Zero Sugar & Monster continued to outperform, with both FY & Q4 volumes ahead of FY19.
•FY revenue/UC[18] growth supported by positive customer & pack mix led by AFH rebound & increased mobility e.g. small PET +22.0%; small glass +14.5%.
Germany
•Q4 volumes reflect fewer restrictions in the AFH channel. FY volumes impacted by adverse weather in Q3 & restrictions within HoReCa[19] throughout the year slowing the overall recovery of the AFH channel. Continued growth in the Home channel.
•Coca-Cola Zero Sugar & Fuze Tea outperformed, with both FY & Q4 volumes above FY19 levels.
•FY revenue/UC[18] growth driven by positive brand mix from Monster & the delisting of some PET waters, as well as favourable underlying price & positive pack mix.
Great Britain
•Q4 volumes reflect rebound of AFH channel with few restrictions in place during the quarter. FY volumes reflected the continued recovery of the AFH channel, as well as increased domestic tourism & cycling soft comparables. Solid performance in the Home channel.
•FY & Q4 volumes for Coca-Cola® TM, Fanta & Monster were ahead of FY19.
•FY revenue/UC[18] growth supported by favourable underlying price, alongside positive pack mix led by IC e.g. small glass +39.5%; small PET +25.0%.

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Iberia
•FY & Q4 volumes reflect fewer restrictions & cycling soft comparables. Strong rebound in the AFH channel, although Omicron slowed the recovery in Q4 as restrictions in HoReCa[19] were reintroduced. FY volumes impacted by lower international tourism & the increased Spanish VAT rate within the Home channel.
•Coca-Cola Zero Sugar & Monster volumes ahead of FY19 for FY & Q4.
•FY revenue/UC[18] growth driven by positive pack & channel mix led by the on-going recovery of the AFH channel & favourable underlying price.
Northern Europe
•Q4 volumes reflect fewer restrictions in the AFH channel, although Omicron slowed its recovery with restrictions reintroduced in some markets. FY volumes affected by adverse weather in Q3, including the impact of flooding in Belgium in July.
•Coca-Cola Zero Sugar, Monster & Capri-Sun all outperformed in both Q4 & FY, with volumes ahead of FY19.
•FY revenue/UC[18] (excluding soft drinks taxes[20]) growth supported by positive pack mix, alongside favourable brand mix & underlying price.
___________________________
Note: All values are unaudited and all references to volumes are on a comparable basis

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Fourth-quarter & Full-Year Pro forma Volume Performance by Category[1],[3],[9]
Comparable volumes, changes versus equivalent 2020 period.

	Fourth-quarter		Full Year
	% of Total	% Change	% of Total	% Change[5]
Sparkling	85.0%	8.5%	84.5%	4.5%
Coca-ColaTM	59.5%	7.5%	59.0%	3.5%
Flavours, Mixers & Energy	25.5%	10.5%	25.5%	7.0%
Stills	15.0%	10.5%	15.5%	5.0%
Hydration	7.5%	9.5%	7.5%	—%
RTD Tea, RTD Coffee, Juices & Other[21]	7.5%	11.5%	8.0%	10.0%
Total	100.0%	8.5%	100.0%	4.5%

Coca-ColaTM
•Q4 Original Taste +7.5%; Lights +7.5% driven by the continued rebound of the AFH channel & strong performance of the reformulated & rebranded Coca-Cola Zero Sugar (+9.5%)
•FY Coca-Cola Zero Sugar in growth vs both FY20 (+8.5%) & FY19 (+11.5%)
•Coca-Cola Zero Sugar gained FY value share[7] of Total Cola +90bps, supported by new look, new taste launch

Flavours, Mixers & Energy
•Q4 Fanta +15.5% driven by the continued rebound of the AFH channel
•Q4 Energy +11.0% with growth in both channels led by Monster. FY Energy +21.5% vs FY20 & +35.5% vs FY19 supported by solid distribution & innovation
•Schweppes Mixers growth vs FY19 (Q4: +1.0%; FY: +1.5%)

Hydration
•Q4 Water +7.0% reflecting its exposure to IC across both channels, with fewer restrictions & increased mobility during the quarter
•FY Sports category brands in API in growth vs both FY20 (+11.0%) & FY19 (+9.0%)

RTD Tea, RTD Coffee, Juices & Other[21]
•Q4 Juice drinks +8.5% reflecting the continued rebound of the AFH channel. Solid growth in Capri-Sun (Q4:+20.5%; FY:+16.5% vs FY19)
•Fuze Tea growth vs FY19 (Q4: +10.5%[10]; FY: +9.5%[10]) & continuing to grow value share in Europe[7]
•Alcohol delivered strong growth in Australia driven by Spirits & RTD (Q4: +9.5%; FY: +5.0% vs FY19)

___________________________
Note: All references to volumes are on a comparable basis

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___________________________
1.Refer to ‘Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures’ for further details and to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable and reported to pro forma comparable results; Change percentages against prior year equivalent period unless stated otherwise
2.A unit case equals approximately 5.678 litres or 24 8-ounce servings
3.Pro forma figures as if the acquisition of Coca-Cola Amatil Limited occurred at the beginning of the period presented for illustrative purposes only, it is not intended to estimate or predict future financial performance or what actual results would have been. Acquisition completed on 10 May 2021. Prepared on a basis consistent with CCEP accounting policies and include transaction accounting adjustments for the period 1 January to 10 May. Refer to ‘Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures’ for further details
4. 9 November 2021 declared €1.40 dividend per share, paid 6 December 2021
5.NielsenIQ Strategic Planner FY21 Data to 02.Jan.22 Countries included are ES, DE, GB, FR, BE, NL, SE, PT & NO
6.Comparable & FX-neutral
7.Combined NARTD (non-alcoholic ready to drink) NielsenIQ Global Track MAT data for ES, PT, DE, FR, BE, NL, NZ, NO, SE to 02.Jan.22; GB to 01.Jan.22; IND to 31.Dec.21; NARTD IRI data for AUS to 02.Jan.22
8.Online Data is for available markets MAT GB to 01.Jan.22 (Retailer data+NielsenIQ), ES, FR, NL & SE to 02.Jan.22 (NielsenIQ), AUS to 02.Jan.22 (Retailer Data)
9.Adjusted for 4 fewer selling days in Q4; 1 less selling day in FY21; CCEP pro forma volume Q4 +3.0% vs FY20; CCEP pro forma volume FY21 +4.5% vs FY20
10.Europe only
11.Management’s best estimate
12.Unassured & provisional
13.Includes Australia, New Zealand & the Pacific Islands, Indonesia & Papua New Guinea
14.Footnote not used
15.Includes France & Monaco
16.Includes Spain, Portugal & Andorra
17.Includes Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
18.Revenue per unit case
19.HoReCa = Hotels, Restaurants & Cafes
20.Northern Europe revenue per unit case declined in FY21 as a result of changes to Norwegian Soft Drink Taxes
21.RTD refers to Ready to Drink; Other includes Alcohol & Coffee

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together “CCEP” or the “Group”). Generally, the words “ambition,” “target,” “aim,” “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict,” “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections, including with respect to the acquisition of Coca-Cola Amatil Limited and its subsidiaries (together “CCL” or “API”) completed on 10 May 2021 (the “Acquisition”). As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:

1. those set forth in the “Risk Factors” section of CCEP’s 2020 Annual Report on Form 20-F filed with the SEC on 12 March 2021,as updated and supplemented with the additional information set forth in the “Principal Risks and Risk Factors” section of the H1 2021 Half-year Report Filed with the SEC on 2 September 2021;

2. those set forth in the "Business and Sustainability Risks" section of CCL's 2020 Financial and Statutory Reports; and

3. risks and uncertainties relating to the Acquisition, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected, which could result in additional demands on CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; the possibility that certain assumptions with respect to API or the Acquisition could prove to be inaccurate; burdensome conditions imposed in connection with any regulatory approvals; ability to raise financing; the potential that the Acquisition may involve unexpected liabilities for which there is no indemnity; the potential failure to retain key employees as a result of the Acquisition or during integration of the businesses and disruptions resulting from the Acquisition, making it more difficult to maintain business relationships; the potential for (i) negative reaction from financial markets, customers, regulators, employees and other stakeholders, (ii) litigation related to the Acquisition.

The full extent to which the COVID-19 pandemic will negatively affect CCEP and the results of its operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

Due to these risks, CCEP’s actual future results, dividend payments, capital and leverage ratios, growth, market share, tax rate, efficiency savings, the results of the integration of the businesses following the Acquisition, including expected efficiency and combination savings, and achievement of sustainability goals, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements (including those issued by CCL prior to the Acquisition). These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Furthermore, CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s or CCL’s public statements (whether prior or subsequent to the Acquisition) may prove to be incorrect.

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Supplementary Financial Information - Income Statement - Reported to Comparable
The following provides a summary reconciliation of CCEP’s reported and comparable results for the full-year ended 31 December 2021 and 31 December 2020:

Full year 2021	As Reported	Items impacting Comparability						Comparable
Unaudited, in millions of € except per share data which is calculated prior to rounding	CCEP	Restructuring Charges [1]	Defined benefit plan closure[2]	Acquisition and Integration related costs [3]	Inventory step up costs [4]	European flooding[5]	Net Tax [6]	CCEP
Revenue	13,763	—	—	—	—	—	—	13,763
Cost of sales	8,677	(17)	3	—	(48)	(9)	—	8,606
Gross profit	5,086	17	(3)	—	48	9	—	5,157
Operating expenses	3,570	(136)	6	(49)	—	(6)	—	3,385
Operating profit	1,516	153	(9)	49	48	15	—	1,772
Total finance costs, net	129	—	—	(4)	—	—	—	125
Non-operating items	5	—	—	—	—	—	—	5
Profit before taxes	1,382	153	(9)	53	48	15	—	1,642
Taxes	394	43	4	10	13	3	(127)	340
Profit after taxes	988	110	(13)	43	35	12	127	1,302

Attributable to:
Shareholders	982	109	(13)	43	34	12	127	1,294
Non-controlling interest	6	1	—	—	1	—	—	8
Profit after taxes	988	110	(13)	43	35	12	127	1,302

Diluted earnings per share (€)	2.15	0.24	(0.03)	0.09	0.07	0.03	0.28	2.83

Full year 2020	As Reported	Items impacting Comparability				Comparable
Unaudited, in millions of € except share data which is calculated prior to rounding	CCEP	Mark-to-market effects [7]	Restructuring Charges [1]	Total Acquisition Related Costs [3]	Net Tax [6]	CCEP
Revenue	10,606	—	—	—	—	10,606
Cost of sales	6,871	—	(62)	—	—	6,809
Gross profit	3,735	—	62	—	—	3,797
Operating expenses	2,922	(2)	(306)	(11)	—	2,603
Operating profit	813	2	368	11	—	1,194
Total finance costs, net	111	—	—	(3)	—	108
Non-operating items	7	—	—	—	—	7
Profit before taxes	695	2	368	14	—	1,079
Taxes	197	—	103	3	(45)	258
Profit after taxes	498	2	265	11	45	821

Attributable to:
Shareholders	498	2	265	11	45	821
Non-controlling interest	—	—	—	—	—	—
Profit after taxes	498	2	265	11	45	821

Diluted earnings per share (€)	1.09	—	0.58	0.03	0.10	1.80
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent the impact of the closure of the GB defined benefit pension scheme to future benefits accrual on 31 March 2021.
[3] Amounts represent cost associated with the acquisition and integration of CCL.
[4] Amounts represent the non-recurring impact of the fair value step-up of API finished goods.
[5] Amounts represent the incremental net costs incurred as a result of the July 2021 flooding events, which impacted the operations of our manufacturing facilities in Chaudfontaine and Bad Neuenahr.
[6] Amounts include the deferred tax impact related to income tax rate and law changes.
[7] Amounts represent the net out of period mark-to-market impact of non-designated commodity hedges.

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Supplementary Financial Information - Income Statement - Reported to Pro forma Comparable
The following provides a summary reconciliation of CCEP’s reported and pro forma comparable results for the full-year ended 31 December 2021 and 31 December 2020:

Full Year 2021	As Reported	Pro forma adjustments CCL [A]	Transaction accounting adjustments [B]	Pro forma Combined	Items impacting Comparability [E]	Pro forma Comparable
Unaudited, in millions of € except share data which is calculated prior to rounding	CCEP			CCEP		CCEP
Revenue	13,763	1,056	—	14,819	—	14,819
Cost of sales	8,677	616	—	9,293	(71)	9,222
Gross profit	5,086	440	—	5,526	71	5,597
Operating expenses	3,570	323	68	3,961	(250)	3,711
Operating profit	1,516	117	(68)	1,565	321	1,886
Total finance costs, net	129	12	9	150	(4)	146
Non-operating items	5	(1)	—	4	—	4
Profit before taxes	1,382	106	(77)	1,411	325	1,736
Taxes	394	29	(20)	403	(36)	367
Profit after taxes	988	77	(57)	1,008	361	1,369

Attributable to:
Shareholders	982	74	(58)	998	359	1,357
Non-controlling interest	6	3	1	10	2	12
Profit after taxes	988	77	(57)	1,008	361	1,369

Diluted earnings per share (€)	2.15	0.16	(0.13)	2.18	0.79	2.97
__________________________
[A] Amounts represent adjustments to include CCL financial results prepared on a basis consistent with CCEP accounting policies, as if the Acquisition had occurred on 1 January 2021 and excludes CCL acquisition and integration related costs.
[B] Amounts represent transaction accounting adjustments for the period 1 January to 10 May as if the Acquisition had occurred on 1 January 2021. These include the depreciation and amortisation impact relating to provisional fair values for intangibles and property plant and equipment, the interest impact of additional debt financing reflecting the actual weighted average interest rate for Acquisition financing of c.0.40% and the inclusion of acquisition and integration related costs incurred by CCL prior to the Acquisition.

Full Year 2020	As Reported	Historical adjusted CCL[C]	Transaction accounting adjustments [D]	Pro forma Combined	Items impacting Comparability [E]	Pro forma Comparable
Unaudited, in millions of € except share data which is calculated prior to rounding	CCEP			CCEP		CCEP
Revenue	10,606	2,929	—	13,535	—	13,535
Cost of sales	6,871	1,737	57	8,665	(118)	8,547
Gross profit	3,735	1,192	(57)	4,870	118	4,988
Operating expenses	2,922	1,022	130	4,074	(581)	3,493
Operating profit	813	170	(187)	796	699	1,495
Total finance costs, net	111	37	19	167	(7)	160
Non-operating items	7	2	—	9	(4)	5
Profit before taxes	695	131	(206)	620	710	1,330
Taxes	197	44	(57)	184	142	326
Profit after taxes	498	87	(149)	436	568	1,004

Attributable to:
Shareholders	498	109	(152)	455	542	997
Non-controlling interest	—	(22)	3	(19)	26	7
Profit after taxes	498	87	(149)	436	568	1,004

Diluted earnings per share (€)	1.09	0.24	(0.33)	1.00	1.19	2.19
__________________________
[C] Amounts represent adjustments to reflect CCL financial results as if the Acquisition had occurred on 1 January 2020. The impact of adjustments made to CCL’s historical financial statements in order to present them on a basis consistent with CCEP’s accounting policies is provided in Note 1.
[D] Amounts represent transaction accounting adjustments for the period 1 January to 31 December as if the Acquisition had occurred on 1 January 2020. These include the depreciation and amortisation impact relating to provisional fair values for intangibles and property plant and equipment, the non-recurring impact of the provisional fair value step-up of API finished goods, the interest impact of additional debt financing reflecting the actual weighted average interest rate for Acquisition financing of c.0.40% and the inclusion of acquisition related costs.
[E] Items impacting comparability represents amounts included within pro forma Combined CCEP affecting the comparability of CCEP’s year-over-year financial performance and are set out in the following table:

P a g e | 12

Full year 2021	Items impacting Comparability
Unaudited, in millions of € except share data which is calculated prior to rounding	Restructuring Charges [1]	Defined benefit plan closure[2]	Acquisition and Integration related costs [3]	Inventory step up costs [4]	European flooding[5]	Net Tax [6]	Other [7]	Total items impacting Comparability
Revenue	—	—	—	—	—	—	—	—
Cost of sales	(17)	3	—	(48)	(9)	—	—	(71)
Gross profit	17	(3)	—	48	9	—	—	71
Operating expenses	(136)	6	(110)	—	(6)	—	(4)	(250)
Operating profit	153	(9)	110	48	15	—	4	321
Total finance costs, net	—	—	(4)	—	—	—	—	(4)
Non-operating items	—	—	—	—	—	—	—	—
Profit before taxes	153	(9)	114	48	15	—	4	325
Taxes	43	4	27	13	3	(127)	1	(36)
Profit after taxes	110	(13)	87	35	12	127	3	361

Attributable to:
Shareholders	109	(13)	87	34	12	127	3	359
Non-controlling interest	1	—	—	1		—	—	2
Profit after taxes	110	(13)	87	35	12	127	3	361

Diluted earnings per share (€)	0.24	(0.03)	0.19	0.07	0.03	0.28	0.01	0.79

Full year 2020	Items impacting Comparability
Unaudited, in millions of € except share data which is calculated prior to rounding	Restructuring Charges [1]	Acquisition and Integration related costs [3]	Inventory step up costs [4]	Mark-to-market effects [8]	Net Tax [6]	Impairment [9]	Other [7]	Total items impacting Comparability
Revenue	—	—	—	—	—	—	—	—
Cost of sales	(70)	—	(48)	—	—	—	—	(118)
Gross profit	70	—	48	—	—	—	—	118
Operating expenses	(325)	(125)	—	(2)	—	(116)	(13)	(581)
Operating profit	395	125	48	2	—	116	13	699
Total finance costs, net	—	(7)	—	—	—	—	—	(7)
Non-operating items	—	—	—	—	—	—	(4)	(4)
Profit before taxes	395	132	48	2	—	116	17	710
Taxes	111	30	13	—	(45)	29	4	142
Profit after taxes	284	102	35	2	45	87	13	568

Attributable to:
Shareholders	284	102	34	2	45	62	13	542
Non-controlling interest	—	—	1	—	—	25	—	26
Profit after taxes	284	102	35	2	45	87	13	568

Diluted earnings per share (€)	0.62	0.23	0.07	—	0.10	0.14	0.03	1.19
_________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent the impact of the closure of the GB defined benefit pension scheme to future benefits accrual on 31 March 2021.
[3] Amounts represent cost associated with the acquisition and integration of CCL.
[4] Amounts represent the non-recurring impact of the provisional fair value step-up of API finished goods. For 2021, these charges are included within the As Reported results. For 2020, these charges are included within Transaction accounting adjustments.
[5] Amounts represent the incremental net costs incurred as a result of the July 2021 flooding events, which impacted the operations of our manufacturing facilities in Chaudfontaine and Bad Neuenahr.
[6] Amounts include the deferred tax impact related to income tax rate and law changes.
[7] Amounts represent charges incurred prior to Acquisition classified as non-trading items by CCL which are not expected to recur.
[8] Amounts represent the net out of period mark-to-market impact of non-designated commodity hedges.
[9] Amounts represent the charges recognised by CCL relating to the impairment of Indonesia and Fiji during H1 2020.

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Note 1: Adjustments to API’s financial statements
The financial statements below illustrate the impact of adjustments made to the historical financial statements of CCL in order to present them on a basis consistent with CCEP’s accounting policies.

Full year 2020	Historical CCL [1]	Reclassifications [2]	Adjusted CCL	Historical Adjusted CCL [3]
Unaudited, in millions of €	AUD (A$)	AUD (A$)	AUD (A$)	EUR (€)
Revenue	—	4,853	4,853	2,929
Trading revenue	4,762	(4,762)	—	—
Cost of sales	—	(2,877)	(2,877)	(1,737)
Cost of goods sold	(2,862)	2,862	—	—
Delivery	(221)	221	—	—
Gross profit	1,679	297	1,976	1,192
Other revenues	39	(39)	—	—
Operating expenses	(1,438)	(255)	(1,693)	(1,022)
Operating profit	280	3	283	170
Finance income	33		33	20
Finance costs	(95)		(95)	(57)
Total finance costs, net	(62)	—	(62)	(37)
Non-operating items	—	(3)	(3)	(2)
Profit before taxes	218	—	218	131
Taxes	—	(73)	(73)	(44)
Income tax expense	(73)	73	—	—
Profit after taxes	145	—	145	87

Attributable to:
Shareholders	180	—	180	109
Non-controlling interest	(35)	—	(35)	(22)
Profit after taxes	145	—	145	87
__________________________
[1] Historical income statement previously published by CCL for the period 1 January 2020 to 31 December 2020.
[2] Accounting policy and classification adjustments made to CCL’s income statement in order to present on a basis consistent with CCEP.
[3] CCL income statement has been translated from Australian Dollars to Euros using the average exchange rate for the period of 0.6036.

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Supplemental Financial Information - Operating Profit - Reported to Comparable
Revenue

Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Fourth-Quarter Ended			Year Ended
	31 December 2021	31 December 2020	% Change	31 December 2021	31 December 2020	% Change
As reported	3,896	2,590	50.5%	13,763	10,606	30.0%
Adjust: Impact of fx changes	(96)	n/a	n/a	(206)	n/a	n/a
Fx-neutral	3,800	2,590	46.5%	13,557	10,606	28.0%

Revenue per unit case	4.86	4.53	7.5%	4.83	4.66	4.0%

Revenue Europe In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Fourth-Quarter Ended			Year Ended
	31 December 2021	31 December 2020	% Change	31 December 2021	31 December 2020	% Change
As reported	2,950	2,590	14.0%	11,584	10,606	9.0%
Adjust: Impact of fx changes	(53)	n/a	n/a	(132)	n/a	n/a
Fx-neutral	2,897	2,590	12.0%	11,452	10,606	8.0%

Revenue per unit case	4.82	4.53	6.5%	4.81	4.66	3.5%

Revenue API In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Fourth-Quarter Ended		Year Ended
	31 December 2021	31 December 2020	31 December 2021	31 December 2020
As reported	946	—	2,179	—
Adjust: Impact of fx changes	(43)	n/a	(74)	n/a
Fx-neutral	903	—	2,105	—

Revenue per unit case	5.02	—	4.95	—

Revenue by Geography In millions of €	Year Ended 31 December 2021
	As reported	Reported % change	Fx-Neutral % change
Great Britain	2,613	18.5%	14.0%
Germany	2,335	3.0%	3.0%
Iberia[1]	2,495	15.0%	15.0%
France[2]	1,813	6.0%	6.0%
Belgium and Luxembourg	926	4.0%	4.0%
Netherlands	557	5.5%	5.5%
Norway	391	(7.5)%	(12.5)%
Sweden	375	11.5%	7.5%
Iceland	79	13.0%	10.0%
Total Europe	11,584	9.0%	8.0%
Australia	1,359	n/a	n/a
New Zealand and Pacific Islands	377	n/a	n/a
Indonesia and Papua New Guinea	443	n/a	n/a
Total API	2,179	n/a	n/a
Total CCEP	13,763	30.0%	28.0%
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.

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Volume

Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	Fourth-Quarter Ended			Year Ended
	31 December 2021	31 December 2020	% Change	31 December 2021	31 December 2020	% Change
Volume	781	572	36,5%	2,804	2,277	23.0%
Impact of selling day shift	n/a	(30)	n/a	n/a	(7)	n/a
Comparable volume - Selling Day Shift adjusted	781	542	44.0%	2,804	2,270	23.5%

Comparable Volume - Selling Day Shift Europe In millions of unit cases, prior period volume recast using current year selling days	Fourth-Quarter Ended			Year Ended
	31 December 2021	31 December 2020	% Change	31 December 2021	31 December 2020	% Change
Volume	601	572	5.0%	2,379	2,277	4.5%
Impact of selling day shift	n/a	(30)	n/a	n/a	(7)	n/a
Comparable volume - Selling Day Shift adjusted	601	542	11.0%	2,379	2,270	5.0%

Comparable Volume - Selling Day Shift API In millions of unit cases, prior period volume recast using current year selling days	Fourth-Quarter Ended			Year Ended
	31 December 2021	31 December 2020	% Change	31 December 2021	31 December 2020	% Change
Volume	180	—	n/a	425	—	n/a
Impact of selling day shift	n/a	—	n/a	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	180	—	n/a	425	—	n/a
Cost of Sales

Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2021	31 December 2020	% Change
As reported	8,677	6,871	26.5%
Adjust: Total items impacting comparability	(71)	(62)	n/a
Comparable	8,606	6,809	26.5%
Adjust: Impact of fx changes	(130)	n/a	n/a
Comparable & fx-neutral	8,476	6,809	24.5%

Cost of sales per unit case	3.02	2.99	1.0%
For the year ending 31 December 2021, reported cost of sales were €8,677 million, up 26.5% versus 2020, and include the impact of a €48 million acquisition accounting fair value step up to API finished goods at the time of the Acquisition that were sold during May and June.
Comparable cost of sales for the same period were €8,606 million, up 26.5% versus 2020. Cost of sales per unit case increased by 1.0% on a comparable and fx-neutral basis, reflecting the impact of the newly acquired API operations, increased revenue per unit case driving higher concentrate costs, commodity inflation & adverse mix, partially offset by the favourable recovery of fixed manufacturing costs given higher volumes.

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Operating expenses

Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2021	31 December 2020	% Change
As reported	3,570	2,922	22.0%
Adjust: Total items impacting comparability	(185)	(319)	n/a
Comparable	3,385	2,603	30.0%
Adjust: Impact of fx changes	(45)	n/a	n/a
Comparable & fx-neutral	3,340	2,603	28.5%
For the year ending 31 December 2021, reported operating expenses were €3,570 million, up 22.0% versus 2020.
Comparable operating expenses were €3,385 million for the same period, up 30.0% versus 2020, reflecting the impact of the newly acquired API operations and higher volumes, partially offset by the benefit of ongoing efficiency programmes and our continuous efforts on discretionary spend optimisation.
Restructuring charges of €136 million were recognised within reported operating expenses for the year ending 31 December 2021 related principally to the continuation of the Accelerate Competitiveness programme announced in October 2020. This programme relates to initiatives across Europe aimed at improving productivity through the use of technology enabled solutions. Restructuring charges in 2021 include €51 million of severance costs related to productivity initiatives within the commercial organisation in Iberia.
Restructuring charges of €306 million were recognised within operating expenses for the year ending 31 December 2020, the majority of which also relate to the severance and accelerated depreciation in connection with the Accelerate Competitiveness programme. Charges included costs associated with closure of production sites in Germany and Iberia as well as the closure of five distribution centres and changes in commercial organisation in Germany.
Acquisition and integration related costs of €49 million were recognised within reported operating expenses the year ending 31 December 2021 associated with the acquisition of CCL, primarily brokerage and advisory fees. This compares to €11 million of acquisition related costs recognised during the year ending 31 December 2020.

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Operating profit

Operating Profit CCEP In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2021	31 December 2020	% Change
As reported	1,516	813	86.5%
Adjust: Total items impacting comparability	256	381	n/a
Comparable	1,772	1,194	48.5%
Adjust: Impact of fx changes	(31)	n/a	n/a
Comparable & fx-neutral	1,741	1,194	46.0%

Operating Profit Europe In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2021	31 December 2020	% Change
As reported	1,298	813	59.5%
Adjust: Total items impacting comparability	202	381	n/a
Comparable	1,500	1,194	25.5%
Adjust: Impact of fx changes	(22)	n/a	n/a
Comparable & fx-neutral	1,478	1,194	24.0%

Operating Profit API In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2021	31 December 2020
As reported	218	—
Adjust: Total items impacting comparability	54	—
Comparable	272	—
Adjust: Impact of fx changes	(9)	—
Comparable & fx-neutral	263	—

Supplemental Financial Information - Operating Profit - Reported to Pro forma Comparable
Revenue

Pro forma Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Fourth-Quarter Ended			Year Ended
	31 December 2021	31 December 2020	% Change	31 December 2021	31 December 2020	% Change
As reported and comparable	3,896	2,590	50.5%	13,763	10,606	30.0%
Add: Pro forma adjustments	—	911	n/a	1,056	2,929	n/a
Pro forma Comparable	3,896	3,501	11.5%	14,819	13,535	9.5%
Adjust: Impact of fx changes	(96)	n/a	n/a	(240)	n/a	n/a
Pro forma Comparable and fx-neutral	3,800	3,501	8.5%	14,579	13,535	7.5%

Pro forma Revenue per unit case	4.86	4.61	5.5%	4.83	4.68	3.0%

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Pro forma Revenue API In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Fourth-Quarter Ended			Year Ended
	31 December 2021	31 December 2020	% Change	31 December 2021	31 December 2020	% Change
As reported and comparable	946	—	n/a	2,179	—	n/a
Add: Pro forma adjustments	—	911	n/a	1,056	2,929	n/a
Pro forma Comparable	946	911	4.0%	3,235	2,929	10.5%
Adjust: Impact of fx changes	(43)	n/a	n/a	(108)	n/a	n/a
Pro forma Comparable and fx-neutral	903	911	(1.0)%	3,127	2,929	7.0%

Pro forma Revenue per unit case	5.01	4.88	3.0%	4.88	4.74	3.0%

Pro forma revenue by Geography In millions of €	Fourth-Quarter Ended 31 December 2021			Full Year Ended 31 December 2021
	Pro forma comparable	Pro forma comparable % change	Pro forma Fx-Neutral % change	Pro forma comparable	Pro forma comparable % change	Pro forma Fx-Neutral % change
Europe	2,950	14.0%	12.0%	11,584	9.0%	8.0%
Australia	590	1.0%	(3.5)%	2,028	11.0%	5.5%
New Zealand and Pacific Islands	173	6.0%	0.5%	555	12.5%	7.5%
Indonesia and Papua New Guinea	183	12.5%	7.5%	652	7.5%	10.0%
Total API	946	4.0%	(1.0)%	3,235	10.5%	7.0%
Total CCEP	3,896	11.5%	8.5%	14,819	9.5%	7.5%
Volume

Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	Fourth-Quarter Ended			Year Ended
	31 December 2021	31 December 2020	% Change	31 December 2021	31 December 2020	% Change
Volume	781	572	36,5%	2,804	2,277	23.0%
Impact of selling day shift	n/a	(30)	n/a	n/a	(7)	n/a
Comparable volume - Selling Day Shift adjusted	781	542	44.0%	2,804	2,270	23.5%
Pro forma impact[1]	—	177	n/a	215	616	n/a
Pro forma comparable volume	781	719	8.5%	3,019	2,886	4.5%

Comparable Volume - Selling Day Shift API In millions of unit cases, prior period volume recast using current year selling days	Fourth-Quarter Ended			Year Ended
	31 December 2021	31 December 2020	% Change	31 December 2021	31 December 2020	% Change
Volume	180	—	n/a	425	—	n/a
Impact of selling day shift	n/a	—	n/a	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	180	—	n/a	425	—	n/a
Pro forma impact[1]	—	177	n/a	215	616	n/a
Pro forma comparable volume	180	177	1.5%	640	616	4.0%
[1] Pro forma API volume for the year ended 31 December 2020 is 618 million unit cases. Including the impact of the Q1 and Q4 selling day shift (2 million unit cases), pro forma comparable API volume is 616 million unit cases.

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Pro forma Comparable Volume by Brand Category CCEP Adjusted for selling day shift	Fourth-Quarter Ended			Year Ended
	31 December 2021	31 December 2020	% Change	31 December 2021	31 December 2020	% Change
	% of Total	% of Total		% of Total	% of Total
Sparkling	85.0%	85.5%	8.5%	84.5%	84.5%	4.5%
Coca-ColaTM	59.5%	60.5%	7.5%	59.0%	60.0%	3.5%
Flavours, Mixers & Energy	25.5%	25.0%	10.5%	25.5%	24.5%	7.0%
Stills	15.0%	14.5%	10.5%	15.5%	15.5%	5.0%
Hydration	7.5%	7.5%	9.5%	7.5%	8.0%	—%
RTD Tea, RTD Coffee, Juices & Other[1]	7.5%	7.0%	11.5%	8.0%	7.5%	10.0%
Total	100.0%	100.0%	8.5%	100.0%	100.0%	4.5%
________________________
[1] RTD refers to Ready-To-Drink.
Cost of Sales

Pro forma Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2021	31 December 2020	% Change
As reported	8,677	6,871	26.5%
Add: Pro forma adjustments	616	1,737	n/a
Adjust: Transaction accounting adjustments	—	57
Adjust: Total items impacting comparability	(71)	(118)
Pro forma Comparable	9,222	8,547	8.0%
Adjust: Impact of fx changes	(149)	n/a	n/a
Pro forma Comparable & fx-neutral	9,073	8,547	6.0%

Cost of sales per unit case	3.00	2.95	1.5%
Pro forma comparable cost of sales for the year ending 31 December 2021 were €9,222 million, up 8.0% versus 2020. Cost of sales per unit case increased by 1.5% on a comparable and fx-neutral basis, driven by an increase in concentrate in line with our incidence model reflecting the improvement in revenue per unit case. There was also upward pressure on commodities and adverse mix, partially offset by the favourable recovery of fixed manufacturing costs given higher volumes.
Operating Expenses

Pro forma Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2021	31 December 2020	% Change
As reported	3,570	2,922	22.0%
Add: Pro forma adjustments	323	1,022	n/a
Adjust: Transaction accounting adjustments	68	130
Adjust: Total items impacting comparability	(250)	(581)
Pro forma Comparable	3,711	3,493	6.0%
Adjust: Impact of fx changes	(54)	n/a	n/a
Pro forma Comparable & fx-neutral	3,657	3,493	4.5%
Pro forma comparable operating expenses for the year ending 31 December 2021 were €3,711 million, up 6.0% versus 2020, reflecting higher volumes, partially offset by the benefit of on-going efficiency programmes, combination benefits and our continuous efforts on discretionary spend optimisation in areas such as trade marketing, travel and meetings.

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Operating Profit

Pro forma Operating Profit CCEP In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2021	31 December 2020	% Change
As reported	1,516	813	86.5%
Add: Pro forma adjustments	117	170	n/a
Adjust: Transaction accounting adjustments	(68)	(187)
Adjust: Total items impacting comparability	321	699
Pro forma Comparable	1,886	1,495	26.0%
Adjust: Impact of fx changes	(37)	n/a	n/a
Pro forma Comparable & fx-neutral	1,849	1,495	23.5%

Pro forma Operating Profit API In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2021	31 December 2020	% Change
As reported	218	—	n/a
Add: Pro forma adjustments	117	170	n/a
Adjust: Transaction accounting adjustments	(68)	(187)
Adjust: Total items impacting comparability	119	318
Pro forma Comparable	386	301	28.0%
Adjust: Impact of fx changes	(15)	n/a	n/a
Pro forma Comparable & fx-neutral	371	301	23.5%

Supplemental Financial Information - Effective Tax Rate
The reported effective tax rate was 29% and 28% for the year ended 31 December 2021 and 31 December 2020, respectively.
For the year ended 31 December 2021,the effective tax rate included a €127 million impact related to the revaluation of deferred tax positions due to enacted increases in the UK statutory income tax rate from 19% to 25% effective from 1 April 2023, the Netherlands statutory income tax rate from 25% to 25.8% effective from 1 January 2022 and an enacted law change in Indonesia which held its statutory income tax rate at 22% from 1 January 2022, reversing the previously enacted reduction from 22% to 20%.
The comparable effective tax rate was 21% and 24% for the years ended 31 December 2021 and 31 December 2020, respectively.

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Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at
	31 December 2021	31 December 2020
Total borrowings	13,140	7,187
Fair value of hedges related to borrowings[1]	(110)	36
Other financial assets/liabilities[1]	42	—
Adjusted total borrowings[1]	13,072	7,223
Less: cash and cash equivalents[2]	(1,407)	(1,523)
Less: short term investments[3]	(58)	—
Net debt	11,607	5,700
___________________
[1] Following the acquisition of CCL, Net Debt includes adjustments for the fair value of derivative instruments used to hedge both currency and interest rate risk on the Group’s borrowings. As at 31 December 2020, the Group did not hold interest rate hedging instruments and adjusted Net Debt only for currency impacts. In addition, Net Debt also includes other financial assets/liabilities relating to cash collateral pledged by/to external parties on hedging instruments related to borrowings.
[2] Cash and cash equivalents as at 31 December 2021 includes €45 million of cash in Papua New Guinea Kina. Presently, there are government-imposed currency controls which impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group.
[3] Short term investments are term cash deposits held in API with maturity dates when acquired of greater than three months and less than one year. These short term investments are held with counterparties that are continually assessed with a focus on preservation of capital and liquidity. Short term term investments as at 31 December 2021 includes €44 million of assets in Papua New Guinea Kina, subject to the same currency controls outlined above.

Supplemental Financial Information - Return on invested capital

ROIC In millions of €	Year Ended
	31 December 2021	31 December 2021	31 December 2020
	Pro forma[3]
Comparable operating profit[1]	1,886	1,772	1,194
Taxes[2]	(399)	(367)	(286)
Non-controlling interest	(12)	(8)	—
Comparable operating profit after tax attributable to shareholders	1,475	1,397	908
Opening borrowings less cash and cash equivalents and short term investments[3]	12,498	5,664	6,105
Opening equity attributable to shareholders[3]	5,911	6,025	6,156
Opening Invested Capital	18,409	11,689	12,261
Closing borrowings less cash and cash equivalents and short term investments	11,675	11,675	5,664
Closing equity attributable to shareholders	7,033	7,033	6,025
Closing Invested Capital	18,708	18,708	11,689

Average Invested Capital	18,559	15,199	11,975

ROIC	8.0%	9.2%	7.6%
____________________
[1] Reconciliation from reported operating profit to comparable operating profit and to pro forma comparable operating profit is included in Supplementary Financial Information - Income Statement section.
[2] Tax rate used is the comparable effective tax rate for the year (2021 pro forma: 21.1%; 2021: 20.7%; 2020: 23.9%).
[3] In light of the CCL acquisition and in order to provide investors with a more meaningful measure of capital efficiency for 2021, a pro forma ROIC measure has been presented. To derive this pro forma measure, opening borrowings, cash and cash equivalents and short term investments, and equity attributable to shareholders have been extracted from the Unaudited pro forma condensed combined statement of financial position as of 31 December 2020 prepared in connection with proposed financing of the CCL acquisition and furnished on Form 6-K on 20 April 2021, and adjusted for any associated acquisition accounting fair value adjustments in the period through to 31 December 2021. These adjustments include an increase in borrowings of €38 million and a decrease in equity attributable to shareholders of €18 million.

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Coca-Cola Europacific Partners plc
Consolidated Income Statement (Unaudited)

	Year Ended
	31 December 2021	31 December 2020
	€ million	€ million
Revenue	13,763	10,606
Cost of sales	(8,677)	(6,871)
Gross profit	5,086	3,735
Selling and distribution expenses	(2,496)	(1,939)
Administrative expenses	(1,074)	(983)
Operating profit	1,516	813
Finance income	43	33
Finance costs	(172)	(144)
Total finance costs, net	(129)	(111)
Non-operating items	(5)	(7)
Profit before taxes	1,382	695
Taxes	(394)	(197)
Profit after taxes	988	498

Profit attributable to shareholders	982	498
Profit attributable to non-controlling interests	6	—
Profit after taxes	988	498

Basic earnings per share (€)	2.15	1.09
Diluted earnings per share (€)	2.15	1.09

The financial information presented in the unaudited consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows within this document does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. This financial information has been extracted from CCEP’s consolidated financial statements which will be delivered to the Registrar of Companies in due course.

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Coca-Cola Europacific Partners plc
Consolidated Statement of Financial Position (Unaudited)

	31 December 2021	31 December 2020
	€ million	€ million
ASSETS
Non-current:
Intangible assets	12,639	8,414
Goodwill	4,623	2,517
Property, plant and equipment	5,248	3,860
Non-current derivative assets	226	6
Deferred tax assets	60	27
Other non-current assets	534	337
Total non-current assets	23,330	15,161
Current:
Current derivative assets	150	40
Current tax assets	46	19
Inventories	1,157	681
Amounts receivable from related parties	143	150
Trade accounts receivable	2,305	1,439
Other current assets	271	204
Assets held for sale	223	20
Short term investments	58	—
Cash and cash equivalents	1,407	1,523
Total current assets	5,760	4,076
Total assets	29,090	19,237
LIABILITIES
Non-current:
Borrowings, less current portion	11,790	6,382
Employee benefit liabilities	138	283
Non-current provisions	48	83
Non-current derivative liabilities	47	15
Deferred tax liabilities	3,617	2,134
Non-current tax liabilities	110	131
Other non-current liabilities	37	44
Total non-current liabilities	15,787	9,072
Current:
Current portion of borrowings	1,350	805
Current portion of employee benefit liabilities	10	13
Current provisions	86	154
Current derivative liabilities	19	62
Current tax liabilities	181	171
Amounts payable to related parties	210	181
Trade and other payables	4,237	2,754
Total current liabilities	6,093	4,140
Total liabilities	21,880	13,212
EQUITY
Share capital	5	5
Share premium	220	192
Merger reserves	287	287
Other reserves	(156)	(537)
Retained earnings	6,677	6,078
Equity attributable to shareholders	7,033	6,025
Non-controlling interest	177	—
Total equity	7,210	6,025
Total equity and liabilities	29,090	19,237

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Coca-Cola Europacific Partners plc
Consolidated Statement of Cash Flows (Unaudited)

	Year Ended
	31 December 2021	31 December 2020
	€ million	€ million
Cash flows from operating activities:
Profit before taxes	1,382	695
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	693	665
Amortisation of intangible assets	89	62
Share-based payment expense	16	14
Finance costs, net	129	111
Income taxes paid	(306)	(273)
Changes in assets and liabilities:
(Increase)/decrease in trade and other receivables	(242)	208
(Increase)/decrease in inventories	(1)	34
Increase in trade and other payables	507	53
Increase/(decrease) in net payable receivable from related parties	8	(112)
(Decrease)/increase in provisions	(116)	43
Change in other operating assets and liabilities	(42)	(10)
Net cash flows from operating activities	2,117	1,490
Cash flows from investing activities:
Acquisition of bottling operations, net of cash acquired	(5,401)	—
Purchases of property, plant and equipment	(349)	(348)
Purchases of capitalised software	(97)	(60)
Proceeds from sales of property, plant and equipment	25	49
Net proceeds/(payments) of short term investments	198	—
Investments in equity instruments	(4)	(11)
Proceeds from sale of equity instruments	25	—
Other investing activity, net	(2)	—
Net cash flows used in investing activities	(5,605)	(370)
Cash flows from financing activities:
Proceeds from borrowings, net	4,877	1,598
Changes in short-term borrowings	276	(221)
Repayments on third party borrowings	(950)	(569)
Payments of principal on lease obligations	(139)	(116)
Interest paid, net	(97)	(91)
Dividends paid	(638)	(386)
Purchase of own shares under share buyback programme	—	(129)
Exercise of employee share options	28	14
Transactions with non-controlling interests	(73)	—
Other financing activities, net	5	—
Net cash flows from financing activities	3,289	100
Net change in cash and cash equivalents	(199)	1,220
Net effect of currency exchange rate changes on cash and cash equivalents	83	(13)
Cash and cash equivalents at beginning of period	1,523	316
Cash and cash equivalents at end of period	1,407	1,523

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: 16 February 2022	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer